December 9, 1996


BY EDGAR




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Filing Desk, Stop 1-4


      RE: AMENDMENT NO. 3 OF SCHEDULE 13D FOR KENNETH E. RAASCH, LINDA L. RAASCH, AND THE RAASCH FAMILY TRUST

Ladies and Gentlemen:

On behalf of Kenneth E. Raasch, Linda L. Raasch and Raasch Family Trust, I enclose for filing the above referenced document.

If you have any questions regarding the enclosed materials, please call the undersigned at 408-922-1577.

Sincerely,



Sue Edstrom
Corporate Secretary


Enclosures



cc:   National Association of Securities Dealers
      Bruce Ledesma, Esq.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             Media Arts Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  58439 C 10 2
                          ---------------------------
                                 (CUSIP Number)

              Sue Edstrom   521 Charcot Ave.   San Jose, CA 95131
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 18, 1996
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 58439 C 10 2                                     Page ___ of ___ Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Kenneth E. Raasch
        Linda L. Raasch
        Raasch Family Trust, U.D.T. May 19, 1993
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)/X/
                                                                         (b)/ /


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                             / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                7  SOLE VOTING POWER

                   Kenneth E. Raasch has sole voting power with respect to
                   15,000 shares. Linda L. Raasch has sole voting power with
                   respect to 165,517 shares. Raasch Family Trust has sole
 NUMBER OF         voting power with respect to 3,622,358 shares.
  SHARES
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH            None of Kenneth E. Raasch, Linda L. Raasch or the Raasch
 REPORTING         Family Trust share voting power with each other with respect
  PERSON           to any shares.
   WITH        -----------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER

                   Kenneth E. Raasch has sole dispositive power with respect to 15,000 shares. Linda L. Raasch has dispositive voting power with respect to 165,517 shares. Raasch Family Trust has sole dispositive power with respect to 3,622,358 shares.
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   None of Kenneth E. Raasch, Linda L. Raasch or the Raasch Family Trust share dispositive power with each other with respect to any shares.
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        As a group 3,802,875 Shares
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        As a Group 38.0%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        IN, 00-Trust
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

This Amendment No. 3 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed December 21, 1995 and all amendments thereto (the "Schedule 13D" (and pursuant to Rule 101 (a)(2)(ii) of Regulation S-T, restates the Schedule 13D in its entirety)), relating to the common stock, par value $0.01 per share, of Media Arts Group, Inc., a Delaware corporation (the "Issuer").

ITEM 2: (a) The names of the persons filing are Kenneth E. Raasch, Linda
            L. Raasch and Raasch Family Trust, U.D.T. May 19, 1993

        (b) The address of the principal business office is 521 Charcot Avenue, San Jose, California 95131.

        (c) Kenneth E. Raasch is the President, Chief Executive Officer and Chairman of the Board of Issuer. Linda L. Raasch is the spouse of Kenneth E. Raasch. Raasch Family Trust was established under California law and trustees are Kenneth E. Raasch and Linda L. Raasch.

        (d) Neither Kenneth E. Raasch nor Linda L. Raasch have been convicted in any criminal proceedings during the past five years.

        (e) Neither Kenneth E. Raasch nor Linda L. Raasch have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years.

        (f) USA


ITEM 3:     Since filing Amendment No. 2 to Schedule 13D on November 18,
            1996, the Raasch Family Trust purchased an aggregate of 5,000 shares of the Issuer's Common Stock for a total consideration of $12,500 or $2.50 per share.

ITEM 4:     The transaction described in item 3 was for investment purposes.

ITEM 5: (a) The aggregate number of shares of Common Stock beneficially, directly or indirectly, owned by the Raasch Family Trust is 3,622,358, which represents 36.0% of the shares of Issuer's Common Stock outstanding.

        (b) Kenneth E. Raasch has:
            15,000 shares as to which he has sole power to vote or to direct the vote 0 shares as to which he has shared power to vote or to direct the vote 15,000 share as to which he has sole power to dispose or to direct the disposition 0 shares as to which he has shared power to dispose or to direct the disposition

            Linda L. Raasch has:
            165,517 shares as to which she has sole power to vote or to direct the vote 0 shares as to which she has shared power to vote or to direct the vote 165,517 share as to which she has sole power to dispose or to direct the disposition 0 shares as to which she has shared power to dispose or to direct the disposition

            Raasch Family Trust, U.D.T. May 19, 1993 has:
            3,622,358 shares as to which it has sole power to vote or to direct the vote 0 shares as to which it has shared power to vote or to direct the vote 3,622,358 share as to which it has sole power to dispose or to direct the disposition 0 shares as to which it has shared power to dispose or to direct the disposition

        (c) On November 18, 1996 the Raasch Family Trust purchased an aggregate of 5,000 shares of the Issuer's Common Stock on the Nasdaq National Market for a total consideration of $12,500 or $2.50 per share.

        (d) Not applicable

        (e) Not applicable


ITEM 6: Kenneth E. Raasch and Linda L. Raasch are married and residents of the State of California, which is a community property state.

ITEM 7:     Joint Filing Agreement dated December 9, 1996

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 1996




/s/ Kenneth E. Raasch
------------------------------------------
Kenneth E. Raasch



/s/ Linda L. Raasch
------------------------------------------
Linda L. Raasch



/s/ Raasch Family Trust
------------------------------------------
Raasch Family Trust, U.D.T. May 19, 1993

                             JOINT FILING AGREEMENT


      In accordance with Rule 13s-1(f) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Media Arts Group, Inc. and further agree that this Agreement shall be included as an Exhibit to such joint filings.

      The undersigned further agrees that each party hereto is responsible for timely filing of such Statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.

      This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

      In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 9th day of December, 1996.


/s/ Kenneth E. Raasch
------------------------------------------
Kenneth E. Raasch



/s/ Linda L. Raasch
------------------------------------------
Linda L. Raasch



/s/ Raasch Family Trust
------------------------------------------
Raasch Family Trust, U.D.T. May 19, 1993